Exhibit 4- Copy of Section 11 of dreamlife Charitable Irrevocable Trust between Van Beuren Management, Inc., as Initial Grantor, and Kurt T. Borowsky and David J. Roy

11. The Initial Grantor hereby retains the personal, non-fiduciary right and power from time to time to acquire or reacquire any part or all of the trust property of the fund named for any Grantor by substituting other property of an equivalent value at the time that this right and power is exercised. This power shall be exercisable by the Initial Grantor by a determination of the president of the Initial Grantor. In addition to any other means provided by law, at any time or times, the Initial Grantor may release, renounce, reduce, or disclaim upon any terms, either in whole or in part, temporarily or permanently, revocably or irrevocably, and with respect to any one or more of the funds named for the Grantors, the power and right conferred under this paragraph by written instrument delivered to the trustee. Any such release, renouncement, reduction, or disclaimer shall be binding on all parties, including any beneficiaries hereunder. The power granted by this paragraph shall be a personal, rather than a fiduciary, power and the powerholder shall not be liable to any Grantor, beneficiary or to any other person for the consequences of exercising or not exercising this power.